UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ/MF No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-Held Company

CVM 19836

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan”), in continuity to the Material Fact published in September 20, 2021, hereby announces to its shareholders and the market in general the conclusion today of the acquisition of additional shares of Grupo Radar from Mansilla Participações Ltda. (vehicle from TIAA – Teachers Insurance and Annuity Association of America investment fund) upon the payment of R$602 million by Cosan. The outstanding amount is due in three annual installments to be paid until 2024, as set forth in the agreement executed by the parties.

São Paulo, November 3, 2021

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer